

March 3, 2011

Mr. Lawrence McGuire
 Chief Financial Officer
BLUGRASS ENERGY INC.
13465 Midway Road, Suite 322, LB 10
Dallas, Texas 75244

> **Re: Blugrass Energy Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 1, 2011**
> **File No. 0-54035**

Dear Mr. McGuire:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

We note the disclosure that on February 23, 2011 you dismissed Madsen & Associates CPA's, Inc., as your independent registered public accounting firm and have engaged a new independent registered public accounting firm.

1.   Please expand the disclosure in the third paragraph to also indicate whether or not there were any "reportable events" as defined under Item 304(a)(v) of Regulation S-K with Madsen & Associates CPA's, Inc. during the most recent fiscal year and the subsequent interim period through the date of their dismissal.

2.   Please file an Exhibit 16 letter from Madsen & Associates CPA's, Inc. indicating whether they agree with your amended disclosures, and if not, stating the respects in which they do not agree with your disclosures. This letter should be provided within ten business days after the initial filing of the Item 4.01 Form 8-K. Notwithstanding the ten business

day period, the Exhibit 16 letter should be filed within 2 business days of receipt. See Item 304(a)(3) of Regulation S-K.

3. Please amend the Item 4.01 Form 8-K disclosures in their entirety, as soon as practicable, to comply with the above comments. Also, please file as nonpublic correspondence, a separate cover letter to us that addresses each of our comments above, indicating the resolution and any additional explanatory information you believe would be insightful to your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

Beverly A. Singleton
Staff Accountant